July 12, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed July 12, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated July 8, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A6, filed on June 29, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

 General

1.

In response to our prior comment 1, you filed as Exhibit 10.12 the “NGFC Limited Partnership Agreement executed March 24, 2015.” Please advise us whether you have filed all amendments to the partnership agreement. In this regard, we note apparent discrepancies within the partnership agreement and between the partnership agreement and the disclosure in your registration statement. For example, please clarify the following:

Response: No we have not filed any amendments to the partnership agreement since nothing changed till the deconsolidation took place and Andrew Weeraratne was appointed as general partner. Regrettably we overlooked filing an amendment to state the admittance of a general partner (although all limited partners were informed of that). We have not sent any offering documents to anyone since Andrew Weeraratne was appointed as general partner and we were waiting till we send the next offering statement to potential limited partners to prepare that amended partnership agreement at that time. However, we will prepare an amended partnership agreement with Mr. Weeraratne as general partner as soon we clear the issues of NGFC resigning as GP.

a. Mr. I. Andrew Weerarante is listed as the sole limited partner in the partnership agreement. However, you disclose that there are 14 limited partners, including your directors Eugene Nichols and Bo Engberg, and suggest that Mr. Weerarante is not a limited partner.

Response: On March 24, 2015 the date we executed the NGFC Limited Partnership (“NGLP” “Partnership”), Partnership Agreement I. Andrew Weerarante  signed as the initial limited partner. No other limited partners have joined the partnership or have contributed capital to the partnership at the time. As Section 2.02 of the Partnership Agreement states, “Upon the admission of a Limited Partner, the Initial Limited Partner listed on the signature page hereof shall automatically be deemed to have withdrawn from the Partnership.”

Currently there are 14 limited partners who have contributed capital to the Partnership. The first limited partner contributed capital on May 15, 2015.

b. Throughout your filing you state that current limited partners of NGLP may convert 100 percent of their capital into NGFC shares by March 31, 2017. Section 4.01 of Exhibit 10.12, which is dated March 24, 2015, indicates that the right to conversion expires within one year of the closing the then current offering. Please confirm that the then current offering closed on March 31, 2016 or otherwise explain why you believe March 31, 2017 is the correct expiration date.

Response: The correct expiration date to exercise the option to convert capital of NGLP of the limited partners on record as of May 20, 2016, to shares of NGFC at $0.30 per share, is March 31, 2017. And thus, as far as the conversion feature is concerned, the closing date is March 31, 2016.

When we filed the Form D with the SEC on June 11, 2015, we have stated that we will be raising $1,000,000 in this offering. It is based on this $1 million offering amount we paid certain fees to State security agencies and as such we would like this offering to continue till the million dollars is raised. So far we have raised $535,000.  Since we have to make the strike price at which any partnership capital to be converted to shares of NGFC to have some bearing on the market price of NGFC at the time that option is given, we chose that $0.30 to be only appropriate to those who contributed by March 31, 2016.  If NGFC remained as the general partner then we planned to continue with that conversion option feature at a strike price to be determined at the time the new subscription forms were sent, however, since NGFC is contemplating on resigning as the general partner (please see the responses below) we will no longer have that conversion feature for any future partners to the Partnership and we plan to amend the partnership agreement when we send in the new offering documents.

c. Please explain the references in the partnership agreement to a “Confidential Private Placement Memorandum of the Partnership dated January 28, 2016,” which post-dates the March 24, 2015 date of the partnership agreement by ten months.

Response: I realize that I filed an older draft of Partnership Agreement with the SEC, where I may have put the wrong year using the search and replace key on word program to replace another date that was there before that specific draft was made.  When checking the files I came across another draft of the initial Partnership Agreement dated March 24, 2015 with the reference to certain Confidential Private Placement Memorandum of the Partnership dated March 24, 2015. Then we had the final version with the following reference to the Confidential Private Placement Memorandum: “the Confidential Private Placement Memorandum of the Partnership received with your subscription forms.”

We have filed that draft of that Partnership Agreement as Ex.10.13 with the Amendment No. 7 of the S-1/A to replace the wrong draft of the partnership agreement filed as Ex. 10.12 with the Amendment No.6 of the S-1/A.

d. Throughout your filing you state that NGFC resigned as the general partner of NGLP on May 19, 2016, effective at the end of the day May 20, 2016. Section 5.01(a) of Exhibit 10.12 states that a general partner must provide 30 days written notice of such general partner’s resignation. Please confirm that the limited partners provided a waiver of this notice requirement or explain how NGFC could resign without such a waiver or 30 days written notice in light of the provisions in Section 5.01.

Response: Unfortunately we did not have a waiver or we did not give that required written notice and thus it was in error for NGFC to resign as the general partner. Therefore, Board of Directors at a meeting held on July 10, 2016 decided to withdraw the original resignation made on May 19, 2016 by NGFC to resign as the GP of NGLP and wait for NGFC to resign as GP until after we have given all LPs 30-days written notice of the decision of NGFC to resign as GP of NGLP.  Pursuant to that, on July 11, 2016, we filed an amendment to the Form 8-K filed on May 20, 2016, withdrawing the resignation of NGFC as general partner until 30-days written notice is given to the limited partners.

On page 48, you state that Mr. Weeraratne was appointed as the general partner of NGLP at a board of directors meeting held on May 19, 2016. Please clarify when this appointment occurred in relation to when NGFC resigned as general partner and how the board of directors of NGFC could appoint the new general partner of NGLP under the partnership agreement.

Response: The partnership agreement Article V (b) allows the general partner to appoint another general partner and transfer the interest of the old general partner to that newly elected general partner without the consent of the limited partners and therefore, the issue of NGFC resigning as the general partner and the appointment of Mr.Weeraratne as a general partner could be construed as two different events. While NGFC was the general partner of NGLP all major decisions of NGLP was made by NGFC through the Board of Directors as required. The appointment of Mr. Weeraratne as general partner happened at the same Board meeting held May 19, 2016.

At a NGFC Board meeting held July 10, 2015 (when Board concluded to withdraw the resignation of NGFC as GP of NGLP as mentioned above) the Board agreed to remain with the resolution to transfer profit interest NGFC had as GP of NGLP to the new GP as agreed on the Board meeting on May 19, 2015. Also at July 10, 2016 meeting, the Board agreed to continue as agreed on the May 19, 2015 meeting for NGFC to not give the option to any new contributors to the Partnership (or to any new contributions by the current partner to NGLP) the feature to convert any new capital to NGLP to shares of NGFC as allowed prior to May 20, 2016 under the Partnership agreement. Approval of these two clauses (please see response to Question No.3), we believe eliminated the reason to consolidate NGLP with NGFC as we did from the inception of NGLP even though NGFC will remain as a GP of NGFC until all LPs are given the appropriate time to approve NGFC resigning as GP of NGLP.

Financial Statements, Pro Forma Information

2.

We note your response to prior comment 6. We believe that the results of the deconsolidation, in particular the cash and investment amount, are material to investors. Therefore, please include pro forma information giving effect to your surrender of control over NGLP and its subsequent deconsolidation. See Item 11(e) of Form S-1 and Rule 11-01 of Regulation S-X.

Response: we have included pro forma information giving effect to our surrender of control over NGLP and its subsequent deconsolidation beginning Page No F-21 following the Financial Statements and have referred to that elsewhere as needed.

Note 6 – Formation of NGFC Limited Partnership, page F-11

3.

We await your response to prior comment 7.

“Please explain to us your consideration of the guidance beginning on ASC 810-10-15-13 and how you determined whether or not NGLP is a VIE. If applicable, tell us how you determined the identity of the primary beneficiary and whether the identity of such primary beneficiary changed upon your Board of Directors’ May 19, 2016 decision to resign as general partner of NGLP in favor of your controlling shareholder and CEO, Mr. Weeraratne.”

Response: NGFC as the general partner of NGLP made all decisions for NGLP and also all limited partners were given the option to convert 100% of their capital to NGFC shares regardless of any unrealized losses they may have at the time of the conversion within a certain period, as long as the limited partners contributed capital within a certain time period. Also on March 24, 2015 when we filed the 8k announcing the formation of NGLP, the major contributor was NGFC and there was no assurance there will be any major contributors to NGLP.

Therefore we referred to the following in making the decision in consolidating NGLP with NGFC and considering NGFC to be the primary beneficiary.

According to FASB, Financial Accounting Series No. 2015-02 “Consolidation (Topic 810)” published February 2015, a controlling financial interest in the VIE model requires both of the following:

a. The power to direct the activities that most significantly impact the VIE’s economic performance

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A reporting entity with a controlling financial interest in a VIE is referred to as the primary beneficiary.  The reporting entity could be, but is not limited to being, an equity investor, some other capital provider such as a debt holder, or a party with another contractual arrangement such as a guarantor.

The primary beneficiary changed upon NGFC Board of Directors’ May 19, 2016 decision to appoint controlling shareholder and CEO, Mr. Weeraratne as a general partner and transfer the rights of NGFC to the new general partner since NGFC will no longer receive any share of the gains from NGLP going forward and also since NGFC will not assume any risk of loss on any capital contributed to NGLP after May 19, 2016. Also, therefore the deconsolidation of NGLP will remain in effect as of May 19, 2016.

Further, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer